SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13(d)-2(a)

(Amendment No. 9)
______________________________

PARLUX FRAGRANCES, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

701645103
(CUSIP number)

Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square, New York, New York 10036
                           (212) 735-3000
(Name, address and telephone number of person authorized
to receive notices and communications)

                           August 10, 2011
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 701645103	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON		Glenn H. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	2,050,013
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	2,050,013
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		2,300,013
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		11.1%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 701645103	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON		Lillian Ruth Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	250,000
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	250,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		1.2%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 9 (“Amendment No. 9”) is being filed by and on behalf of Glenn H. Nussdorf ("Mr. Nussdorf") and Lillian Ruth Nussdorf ("Ms. Nussdorf," and collectively with Mr. Nussdorf, the "Nussdorfs"), and it amends the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006, Amendment No. 2 filed on September 27, 2006, Amendment No. 3 filed on October 17, 2006, Amendment No. 4 filed on November 21, 2006, Amendment No. 5 filed on December 22, 2006, Amendment No. 6 filed on January 10, 2007, Amendment No. 7 filed on January 26, 2007 and Amendment No. 8 filed on February 7, 2007 with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Parlux Fragrances, Inc. (“Parlux” or the “Company”).  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

Mr. Nussdorf is aware that certain members of senior management of Perfumania Holdings, Inc. ("Perfumania") have had preliminary discussions with the Company's senior management regarding the possibility of an acquisition of the Company by Perfumania, which is one of the Company's largest customers.  On August 10, 2011, Mr. Nussdorf participated in a meeting with the respective chief executive officers of Perfumania and the Company at which the parties discussed the possible terms of an acquisition of the Company by Perfumania.  Representatives of Perfumania and the Company may continue to engage in discussions regarding a potential combination of the two companies and Mr. Nussdorf may have conversations with representatives of Perfumania and the Company, as well as other stockholders of both companies, regarding his views of a potential acquisition of the Company by Perfumania and other matters; however, there can be no assurance that any agreement between Perfumania and the Company will be reached or, if an agreement is reached, that a transaction will be consummated.  Mr. Nussdorf and his immediate family members own approximately 74% of the outstanding shares of common stock of Perfumania, which is listed and traded on the NASDAQ stock market.

The Nussdorfs are evaluating their investment in the Company and intend to evaluate their investment on a continuing basis, including with respect to possible strategic transactions. Depending on the results of their review, including, without limitation, the Company's financial position and strategic direction, the price levels of shares of Common Stock and other investment opportunities available to the Nussdorfs, the Nussdorfs may maintain their current position in the Common Stock, acquire additional shares of Common Stock, dispose of their shares of Common Stock or support a possible acquisition of the Company by Perfumania. Any purchase or sale of shares of Common Stock could be in the open market and/or in privately negotiated transactions, provided that any such transaction would be on terms deemed favorable by the Nussdorfs. In that regard, the Nussdorfs may enter into discussions with one or more other significant holders of shares or rights to acquire shares of the Company regarding, among other things, the Nussdorfs acquiring shares of Common Stock held by such holder(s) or selling shares of Common Stock held by the Nussdorfs to such holder(s).

In addition, the Nussdorfs may formulate plans or proposals for, and may from time to time explore, or make proposals relating to, transactions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended in their entirety to read as follows:

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Item 5(a).  The aggregate percentages of shares of Common Stock reported owned by Mr. Nussdorf and Ms. Nussdorf are based upon 20,769,362 shares outstanding, which are the number of outstanding shares of Common Stock as of August 4, 2011 as disclosed in the Company's Quarterly Report on Form 10-Q filed on August 5, 2011.

Item 5(b). Mr. Nussdorf beneficially owns 2,300,013 shares of Common Stock, constituting approximately 11.1% of the shares currently outstanding. Mr. Nussdorf has sole voting and dispositive power with respect to 2,050,013 of the shares beneficially owned by him. Ms. Nussdorf beneficially owns 250,000 shares of Common Stock, constituting approximately 1.2% of the shares currently outstanding. Ms. Nussdorf shares with Mr. Nussdorf voting and dispositive power with respect to all of the shares beneficially owned by her.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 10, 2011

/s/ Alfred R. Paliani
Glenn H. Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney

/s/ Alfred R. Paliani
Lillian Ruth Nussdorf
By: Alfred R. Paliani, duly authorized under
previously filed Power of Attorney

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